Exhibit 99.2

WIPRO
Applying Thought

July 13, 2016

The Manager – Listing
BSE Limited
(BSE: 507685) 022 22723121

The Manager – Listing
National Stock Exchange of India Limited
(NSE: WIPRO) 022 26598237

The Market Operations,
NYSE, New York
(NYSE: WIT) 0012126565780

Dear Sirs,

Sub: Completion of extinguishment/ destruction of a total of 4,00,00,000 Equity Shares of Wipro Limited (the "Company")

Pursuant to the Public Announcement dated April 21, 2016 (the "**Public Announcement**") and the Corrigendum of Public Announcement dated April 29, 2016 (the "**Corrigendum Public Announcement**"), and the Letter of Offer dated June 6, 2016 (the "**Letter of Offer**"), the Tendering Period for the Buyback opened on June 17, 2016 and closed on June 30, 2016. In accordance with the provisions of Regulation 19(4) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the "**Buyback Regulations**"), the following are the details of the Equity Shares bought back by the Company during the Tendering Period and destroyed:

Equity share capital before the said extinguishment (Number of Equity Shares)	Number of Equity Shares extinguished/ destroyed	Equity share capital after the said extinguishment (Number of Equity Shares)
2,47,07,13,290	4,00,00,000	2,43,07,13,290[1]

(1) Excluding 14,263 equity shares allotted by the Company on July 1, 2016 pursuant to exercise of employee stock options

The terms used but not defined in this letter shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

We also enclose a certified true copy of the certificate dated July 8, 2016 relating to the above extinguishment/ destruction of 4,00,00,000 Equity Shares, in accordance with the provisions of Regulation 12(4) of the Buyback Regulations.

The number of Equity Share bought back and the post-Buyback shareholding pattern were disclosed in the Post Buyback Public Announcement published and submitted for your records on July 8, 2016 and have been reproduced in Annexure A for ease of reference.

Yours truly,

For **Wipro Limited**

Name: Kothandaraman G
Designation: Head- Secretarial and Compliance
Email: kothandaraman.gopal@wipro.com
Tel No.: +91 80 3991 6183

ENCL: As above.

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035, India.
Tel.: +91-80-2844 0011 | Fax: +91-80-2844 0054 | Website: www.wipro.com | Email: info@wipro.com | CIN No.L32102KA1945PLC020800

WIPRO Applying Thought Annexure A The shareholding pattern of the Company, pre and post Buyback, is as under: Category of Shareholder Pre Buyback Post Buyback(1) Number of Shares% to the existing Equity Share capital Number of Shares% to post Buyback Equity Share capital Promoter and Promoter Group 1,81,20,22,464 73.34 1,78,06,00,607 73.25 Foreign Investors (Including ADRs, Non-Resident Indians, Flls, FPIs, Foreign Nationals, and Overseas Corporate Bodies) 34,79,67,073 14.08 65,01,12,683 26.75 Financial Institutions/Banks, NBFCs & Mutual Funds 11,07,61,695 4.48 Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF) 19,99,62,058 8.10 Total 2,47,07,13,290 100.00 2,43,07,13,290 100.00 (1) Excluding 14,263 equity shares allotted by the Company on July 1, 2016 pursuant to exercise of employee stock options for Wipro Limited Authorized Signatory Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore—560 035, India. Tel.:+91-80-2844 0011 I Fax:+91-80-2844 0054 I Website. www.wipro.com I Email: info@wipro.com I CIN No.L32l02KAI945PLC020800 July 8, 2016
July 13, 2016WIPRO
Applying Thought

WIPRO Applying Thought Certificate of Extinguishment of Equity shares bought back by Wipro Limited (‘Company’) This certificate is being issued in compliance with the requirements of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 and subsequent amendments thereto. Pursuant to the Public Announcement (PA) published on April 21, 2016 (the “Public Announcement”), the Corrigendum of Public Announcement dated April 29, 2016 (the “Corrigendum Public Announcement”), the Letter of Offer dated June 06, 2016 (the “Letter of Offer”), the Tendering Period for the Buyback Offer opened on June 17, 2016 and closed on June 30, 2016 (the “Tendering Period”), the following are the details of the Equity Shares bought back by the Company during the said Tendering Period and destroyed: 1) The shares extinguished in Demat form are as under Name of Depository Participant and DP Id No. Company’s Client Id No. Date of Extinguishment No. of Equity shares extinguished JM Financial Services Limited—IN302927 10247497 July 8, 2016 3,98,02,931 2) The shares extinguished in Physical form are as under: SL Registered Folio No. Certificate No. Distinctive No. of Equity Shares Total Equity Shares Extinguished 1 WPL056876 270473 2436351-2450052 13,702 2 WPL056876 270475 4033651 -4076086 42,436 3 WPL056876 270477 1391351866-1391351899 34 4 | WPL056876 270479 690343441-690428313 84,873 5 | WPL056876 270481 1388920659-1388920682 24 6 WPL056876 3507-3512 and 270483 12586131-12586730 12586731-12586773 600 43 7 WPL056876 270485 8780191-8783612 3,422 8 WPL056876 270487 689103641-689154335 50,695 9 WPL056876 3420-3424 and 270489 13056671-13057170 13057171-13057253 500 83 10 WPL056876 270491 8562616-8563244 629 11 WPL056876 268806,36916 and 38195 701029734-701029753, 701016628-701016632, 1481996927-1481996929 20 5 3 TOTAL 197,069 Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road. Bangalore—560 035. India. Tel.: +91-80-2844 0011 I Fax:+91-80-2844 0054 I Website: www.wipro.com I Email: info@wipro.com I ON No.L32I02KAI945PLC020800

WIPRO
Applying Thought

3) Total Shares bought back and Extinguished/ Destroyed in Demat and Physical form:

Total Number of Equity Shares Extinguished/ Destroyed (1 + 2)	4,00,00,000

This is to certify that the above equity shares of the Company, being in demat form and physical form were extinguished in compliance with the provisions of Regulations 12 of the Buyback Regulations. This is for your information and records.

Thanking you,

For **Wipro Limited**

Azim H Premji
Chairman and Managing Director

Rishad A Premji
Executive Director and Chief Strategy Officer

For Karvy Computershare Private Limited
Registrar and Transfer Agents

For KARVY COMPUTERSHARE PVT. LTD.

K. S. Sharma

Authorised Signatory

Authorised Signatory

For M/s B S R & Co. LLP
Chartered Accountants (Statutory Auditors)
Firm Registration No. 101248W/W-100022

Name: Supreet Sachdev
Designation: Partner
Membership No.: 205385

Encl: Confirmation from National Securities Depository Limited for extinguishment of equity shares in demat form

CC: JM Financial Institutional Securities Limited
7th Floor, Cnergy, Appasaheb Marathe Marg,
Prabhadevi, Mumbai 400 025.

Certified true copy
For Wipro Limited
Authorized Signatory

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035, India.
Tel.: +91-80-2844 0011 | Fax: +91-80-2844 0054 | Website: www.wipro.com | Email: info@wipro.com | CIN No.L32102KA1945PLC020800